Exhibit 21

List of Subsidiaries of

Cardium Therapeutics, Inc., a Delaware corporation

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization and Formation Date
Aries Ventures, Inc.	Delaware, USA (formed January 24, 2006)
Innercool Therapies, Inc.	Delaware, USA (formed February 27, 2006)